UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-16379

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:

DENDRITE 401(k) PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENDRITE INTERNATIONAL, INC.

1405 ROUTE 206 SOUTH

BEDMINSTER, NEW JERSEY 07921

Dendrite 401(k) Plan

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005

Notes to Financial Statements

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2005

Signature Page

Exhibit Index

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

Dendrite 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Dendrite 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

December 8, 2006

Dendrite 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
ASSETS:
Participant directed investments:
Cash and cash equivalents	$333,564	$48,608
Mutual funds	44,493,663	39,113,362
Common/collective trust	13,495,106	12,463,507
Dendrite International, Inc. common stock	1,187,103	1,503,025
Self-directed brokerage account	405,668	396,457
Loans to participants	868,539	680,308
Total investments	60,783,643	54,205,267

Receivables:
Participant contributions	196,147	176,637
Employer contributions	847,097	246,383
Accrued income	437	216
Total receivables	1,043,681	423,236

Total assets	61,827,324	54,628,503

LIABILITIES:
Payables for securities purchased	—	176,637

NET ASSETS AVAILABLE FOR BENEFITS	$61,827,324	$54,451,866

See accompanying notes to the financial statements.

Dendrite 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

ADDITIONS:
Net investment income:
Dividends	$2,391,443
Interest	25,572
Net appreciation in fair value of investments	1,253,521
Net investment income	3,670,536

Contributions:
Participants	5,855,709
Employer	2,062,671
Rollovers	88,519
Total contributions	8,006,899

Total additions	11,677,435

DEDUCTIONS:
Benefits paid to participants	4,301,977

INCREASE IN NET ASSETS	7,375,458

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	54,451,866
END OF YEAR	$61,827,324

See accompanying notes to the financial statements.

Dendrite 401(k) Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Dendrite 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document, as amended and restated, and to the summary plan description for more complete information.

General - The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and complies with the Internal Revenue Code of 1986, as amended (the “Code”). Those eligible to participate in the Plan are salaried employees of Dendrite International, Inc. and Subsidiaries (the “Company” or the “Employer”) who have attained the age of 21.

Participants Contributions - Participants may make elective salary deferral contributions up to 40 percent of their pretax compensation. Participant elected salary deferrals are limited to the maximum allowable under the Code ($14,000 for participants under 50 years of age and $18,000 for participants 50 years of age or older in 2005). Distributions from other qualified retirement plans can also be rolled over into the Plan and retained as a rollover contribution.

Employer Contributions - The Company makes matching contributions to the accounts of participants who have completed one year of service with the Company. The match is equal to 50 percent of that portion of a participant’s contributions that does not exceed 6 percent of the participant’s total compensation.

Rule of 50 Contributions - The Company makes an annual contribution of 2% of the participant’s compensation, as defined, to the accounts of participants who, as of July 1, 2000 were participants in the IMS Health Incorporated Retirement Plan with at least five years of vesting service, and whose age plus years of vesting service equaled at least 50 as of July 31, 2000.  Such contributions continue through and including the plan year in which such participant attains the age of 65.

Rollovers - All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with the Internal Revenue Service (the “IRS”) regulations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s elected salary deferral, employer matching contributions, and an allocation of the Plan’s earnings and charged with withdrawals and an allocation of the Plan’s losses. Earnings are allocated by fund under a daily valued recordkeeping system maintained by Merrill Lynch Trust Company, FSB. The benefit to which a participant is entitled is the vested balance in their account. Terminated participants forfeit non-vested Company contributions.

Vesting - Participants are immediately 100 percent vested in their participant elected salary deferrals and earnings thereon. Vesting in employer matching contributions and earnings on these amounts is based on years of service. Participants vest at a rate of 20 percent per year, becoming fully vested after five years of credited service or attainment of normal retirement age, as defined in the Plan document.

Investment Options - Participants may elect to invest their salary deferrals, along with the employer matching contribution, in various investment options offered by Merrill Lynch Trust Company, FSB and/or in the Company’s common stock.

As defined in the Plan document, participants are allowed to redirect their future investment contributions or reallocate their existing account balances among investment options.

Participant Loans - Participants are entitled to borrow in a limited capacity from the Plan. Loans are limited to the lesser of $50,000 or 50 percent of the participant’s vested account balance with a minimum loan amount of $1,000. Loan repayments are made in the form of direct withdrawals from the participant’s payroll funds. Loans bear interest at 1% above prime rate and are repayable over no more than five years, unless the loan provides funding for the purchase of the participant’s principal residence in which case it is repayable over 20 years. The interest rates range from 5%-11% for loans outstanding at December 31, 2005 and 2004.

Forfeitures - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future employer contributions. As of December 31, 2005 and 2004, forfeited non-vested account balances were $24,022 and $354,185, respectively. During the year ended December 31, 2005, employer contributions were reduced by $459,759 from the utilization of the forfeited non-vested accounts.

Administrative Expenses - Administrative expenses incurred in the operation of the Plan are paid by the Company and are not reflected in the accompanying financial statements.

Benefit Payments - Upon termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive either a lump-sum amount or installment payments, as defined in the Plan, equal to the value of the participant’s vested interest in his or her account. If a participant’s vested account balance is less than $5,000, the participant will automatically receive a lump sum.

2. Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator and Plan Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments - The Plan’s investments in mutual funds, common stock and the self-directed brokerage account, are stated at fair value. Quoted market prices are used to value such investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. All realized and unrealized gains and losses are included as part of net appreciation or depreciation in fair value of investments in the statement of changes in net assets available for benefits. Cash equivalents are stated at cost which approximates fair value. Loans to participants, which are subject to various interest rates, are valued at the outstanding loan balance which approximates fair value.

The Plan’s investments in common/collective trusts consist of a fund that invests primarily in guaranteed investment contracts with insurance companies and bank investment contracts with financial institutions.  The Plan’s investment in this common/collective trust is valued at amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals.  The value recorded in the Plan’s financial statements for such fund was $13,495,106 and $12,463,507 at December 31, 2005 and 2004, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses incurred by individual investment funds are deducted from income earned on those investment funds and are not separately stated.  Consequently, management fees and operating expenses are reflected as a reduction of investment fund return for such investments.

Risks and Uncertainties - The Plan invests in various securities, including mutual funds, common/collective trusts and Dendrite International, Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits - Benefits to participants are recorded when paid.

3. Investments

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31:

2005
*Merrill Lynch Retirement Preservation Trust Fund	$13,495,106
*Merrill Lynch S&P 500 Index Fund	7,783,071
AllianceBernstein Premier Growth Fund	4,857,315
PIMCO Total Return Fund	4,305,706
Allianz NFJ Small Cap Value Fund	4,214,307
Templeton Foreign Fund	3,917,823

2004
*Merrill Lynch Retirement Preservation Trust Fund	$12,463,507
*Merrill Lynch S&P 500 Index Fund	7,780,858
AllianceBernstein Premier Growth Fund	4,189,190
Templeton Foreign Fund	3,380,912
The Oakmark Equity and Income Fund	2,737,710
PIMCO MFS Small Cap Value Fund	3,686,987
PIMCO Total Return Fund	3,809,082

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2005
*Dendrite International, Inc. common stock	$(378,079)
Mutual funds	1,631,600
Net appreciation in fair value of investments	$1,253,521

* Permitted party-in-interest

4. Federal Income Tax Status

The IRS determined and informed the Company by letter dated December 5, 2002, that the Plan and related trust are designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Company and the Plan Administrator believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6. Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Merrill Lynch Investment Managers. Merrill Lynch Trust Company, FSB is the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Charges and fees associated with investment management services are included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 82,381 and 77,475 shares, respectively, of Dendrite International, Inc. common stock.

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004, to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$61,827,324	$54,451,866
Less: Amounts allocated to withdrawing participants	—	(48,558)
Net asset available for benefits per Form 5500	$61,827,324	$54,403,308

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

2005
Benefits paid to participants per the financial statements	$4,301,977
Less: Amounts allocated to withdrawing participants at December 31, 2004	(48,558)
Benefits paid to participants per Form 5500	$4,253,419

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date.

8. Voluntary Compliance Resolution

In July 2006, the Company filed an application for a compliance statement from the IRS under the Voluntary Compliance Resolution program.  The compliance statement was sought with respect to an administrative error relating to temporary employees who were otherwise eligible to participate in the Plan, but were excluded from participation in the Plan.  As of December 31, 2005, the Plan Sponsor has estimated that approximately $501,000 of additional employer contributions will result from the resolution of this matter.  This amount is included in employer contributions receivable in the statement of net assets available for benefit as of December 31, 2005.  The actual amount due to the Plan may differ from this estimate upon final resolution and approval by the IRS.

9. Subsequent Events

On January 1, 2006, the Plan was amended where by benefit payments will only be in the form of a lump-sum amount for participants and beneficiaries who begin receiving benefit payments on or after January 1, 2006.

On January 13, 2006, the BuzzeoPDMA Incorporated 401(k) Plan was merged into the Plan. On that date, participant account balances of approximately $908,000 were transferred into the Plan.

On February 1, 2006, the Plan was amended where by employees become eligible to participate in the Plan on the later of the four month anniversary of the employee’s first hour of service or the employee’s attainment of age twenty-one.

On August 18, 2006, the Optas 401(k) Plan was merged into the Plan. On that date, participant account balances of approximately $740,000 were transferred into the Plan.

******

EIN: 22-2786386
Plan #: 001

Dendrite 401(k) Plan

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2005

		Number of
		Shares,
Identity of Issue, Borrower,		Units or
Lessor or Similar Party	Description of Investment	Par Value	Cost***	Current Value
AllianceBernstein Premier Growth Fund	Mutual Fund	233,300		$4,857,315
Allianz NFJ Small Cap Value Fund	Mutual Fund	145,823		4,214,307
Alger Mid Cap	Mutual Fund	149,512		2,499,835
American Growth Fund	Mutual Fund	95,598		2,915,726
Calvert Income Fund	Mutual Fund	29,834		500,020
Eaton Vance Income Fund of Boston	Mutual Fund	47,851		302,415
Davis New York Venture Fund	Mutual Fund	48,892		1,647,677
Franklin Mutual Financial Fund	Mutual Fund	24,235		523,724
Lord Abbett Mid Cap Value	Mutual Fund	94,749		2,080,696
*Merrill Lynch Healthcare Fund	Mutual Fund	128,570		866,565
*Merrill Lynch Pacific Fund	Mutual Fund	19,635		481,458
*Merrill Lynch S&P 500 Index Fund	Mutual Fund	509,030		7,783,071
Oppenheimer US Government Fund	Mutual Fund	30,750		292,430
PIMCO Total Return Fund	Mutual Fund	410,067		4,305,706
Seligman Henderson Global Technology	Mutual Fund	26,249		359,089
The Managers Special Equity Fund	Mutual Fund	9,851		854,720
The Oakmark Equity and Income Fund	Mutual Fund	121,934		3,037,371
Templeton Foreign Fund	Mutual Fund	308,977		3,917,823
Van Kampen Emerging Growth Fund	Mutual Fund	19,639		817,754
Van Kampen Growth & Income Fund	Mutual Fund	108,859		2,235,961
*Dendrite International, Inc.	Common Stock	82,381		1,187,103
*Merrill Lynch Self-Directed RCMA Option	Self-Directed Brokerage Account	405,668		405,668
*Merrill Lynch Retirement Preservation Trust Fund	Common/Collective Trust	13,495,106		13,495,106
*Loans to participants**				868,539
Cash and cash equivalents				333,564
Total				$60,783,643

* Represents a party-in-interest to the Plan.

** Maturity dates range from January 2006 to September 2024. Interest rates range from 5.0% to 11.0%.

*** Cost information is not required for participant-directed investments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

Dendrite 401(k) Plan

Dated:	December 8, 2006

By:	RONALD W. PEARCE
Ronald W. Pearce
Member, Retirement Committee

Exhibit Index

Exhibit Number	Document

Exhibit 23.1	Consent of Deloitte & Touche LLP